Delisting Determination,The Nasdaq Stock Market, LLC,
May 7, 2009, Young Broadcasting, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Young Broadcasting, Inc.
(the Company), effective at the opening of the trading session on May 18, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule 5450(b)(2&3)(c). (That Rule was enumerated as Marketplace Rule 4450(b)(3) at the time of the determination.) The Company was notified of the Staffs determination on June 3, 2008. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel issued a decision on September 8, 2008, that transferred the Companys securities to the Capital Market and granted and allowed continued listing on that market subject to the Company meeting all listing standards for that market by November 28, 20089. on November 19, 2008, the Panel issued a modified decision that extended the continued listing until January 20, 2009. The Company did not demonstrate compliance by that date and the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rule:
5550(b)(1). The Company was notified
of the Panels decision on January 23, 2009 and trading in the Companys securities was suspended on January 27, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on March 9, 2009.